UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Amendment No. 4

Under the Securities Exchange Act of 1934

Pointer Telocation Ltd.
(Name of Issuer)

Ordinary Shares, NIS 3.00 Par Value
(Title of Class of Securities)

M7946T104
(CUSIP Number)

January 28, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐      Rule 13d-1(b)

 ☒     Rule 13d-1(c)

 ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M7946T104

1	Name of Reporting Person: Shaul Elovitch I.R.S. Identification No. of above person (entities only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: -0- Ordinary Shares
	6	Shared Voting Power: 325,692 Ordinary Shares*
	7	Sole Dispositive Power: -0- Ordinary Shares
	8	Shared Dispositive Power: 325,692 Ordinary Shares*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 325,692 Ordinary Shares*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9): 4.96%**
12	Type of Reporting Person (See Instructions): IN
_________________

*	The ordinary shares are jointly held by Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, and they have joint power over such shares.
**	Based on 6,559,916 ordinary shares issued and outstanding as of the date hereof.

CUSIP No.  M7946T104

1	Name of Reporting Person: Yossef Elovitch I.R.S. Identification No. of above person (entities only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: -0- Ordinary Shares
	6	Shared Voting Power: 325,692 Ordinary Shares*
	7	Sole Dispositive Power: -0- Ordinary Shares
	8	Shared Dispositive Power: 325,692 Ordinary Shares*
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 325,692 Ordinary Shares*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9): 4.96%**
12	Type of Reporting Person (See Instructions): IN
_________________

*	The ordinary shares are jointly held by Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, and they have joint power over such shares.
**	Based on 6,559,916 ordinary shares issued and outstanding as of the date hereof.

Item 1.

(a)	Name of Issuer: Pointer Telocation Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 14 Hamelacha Street, Rosh Ha’ayin 48091, Israel

Item 2.

(a)	Name of Persons Filing:	Shaul Elovitch Yossef Elovitch

I.R.S. Identification No. of above person (entities only): N/A

(b)	Address of Principal Business Office or, if none, Residence: 2 Dov Friedman Street, Ramat Gan 5250301, Israel

(c)	Citizenship: Citizens of the State of Israel.

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 3.00 per share

(e)	CUSIP Number: M7946T104

Item 3.    Not applicable

Item 4.    Ownership

(a)-(c)	The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Person:

Reporting Person	Amount beneficially owned:		Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shaul Elovitch	325,692	**	4.96%	0	325,692	**	0	325,692	**
Yossef Elovitch	325,692	**	4.96%	0	325,692	**	0	325,692	**
_________________
*	Based on 6,559,916 ordinary shares issued and outstanding as of the date hereof.
**	The ordinary shares are jointly held by Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, and they have joint power over such shares.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2014

/s/Shaul Elovitch
Shaul Elovitch

/s/Yossef Elovitch
Yossef Elovitch

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 11, 2014

/s/Shaul Elovitch
Shaul Elovitch

/s/Yossef Elovitch
Yossef Elovitch